May 7, 2013

Edward M. Kelly

Senior Counsel

Pamela Long

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:

All In Blind, Inc.

Registration Statement on Form S-1

Filed April 3, 2013

File No. 333-187704

Dear Mr. Kelly,

The follow is the registrants responses to your comments dated April 29, 2013.

General

1. Include a capitalization table in the prospectus.

Capitalization table added.

Registration Statement’s Facing Page

2. Update your EDGAR company profile to reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices in La Mirada, California.

Edgar profile added.

Calculation of Registration Fee, page 2

3. Specify in footnote (2) the subparagraph of Rule 457 used to calculate the registration fee.

Revised to clarify Rule 457(o).

Prospectus’ Outside Front Cover Page

4. We note the disclosure that Adri Chimbevoff (sic) who is your sole director and officer is acting as a non-exclusive sales agent for the offering. Since Ms. Chimberoff is to receive an 8% sales agent fee, note that you may not rely upon the exemption from broker registration under Rule 3a4-1 of the Exchange Act. Please advise how you intend to comply with the broker registration requirements of Section 15 of the Exchange Act for the offering.

Mrs. Chimberoff will not receive any sales fee and any references thereto have been deleted.

5. In the second paragraph, you disclose that all subscription funds will be held in trust in a trust account at Wells Fargo Bank, and no funds will be released to the company until such time as “offering is completed which release shall be limited to 10% of the proceeds.” Please clarify whether you mean that the company will not receive its 10% portion of the proceeds until the entire offering is completed, or until just the minimum is reached.

Rights and Protections under Rule 419, page 5

Revised to clarify that the 10% will not be released until the entire offering is closed.

6. Here and elsewhere in your filing, you state that you will return a “pro rata portion” of deposited funds to investors if:

•

there are insufficient investors who notify you that they will remain investors after you have circulated a prospectus describing an acquisition or merger transaction, or

•

a transaction has not occurred with 18 months from the date of the prospectus.

Your use of the term “pro rata” could be understood to mean that investors will share equally in the deposited funds when instead each investor’s purchase should be unwound. Please revise throughout your prospectus to clarify that each investor will receive a return of his funds held in escrow, less, if true, the 10% portion of proceeds to be provided to the company.

Revised to clarify that each investor will receive a return of his funds held in escrow less the 10% portion of proceeds to be provided to the company.

7. We note that, in addition to the 10% of offering proceeds that the company may receive, you propose to withhold a trustee fee in the amount of $1,500 if the minimum has been met, but the acquisition has not occurred within 18 months after the date of the prospectus. Note that all offering proceeds, except for underwriting expenses, dealer allowances, and the company’s 10% share of the offering proceeds, must be placed in escrow and returned to investors if a transaction does not occur. Please see Rule 419(b)(2)(i) and 419(e)(2)(iv). Please tell us your basis for also withholding the trustee fee, or remove this disclosure and confirm supplementally that no trustee fee will be withheld.

Revised to clarify that the Trustee fee is being not being paid with funds raised in the offering.

8. We note your disclosure, ‘[u]nless sufficient investors elect to remain investors so that the remaining funds are adequate to allow the acquisition to be consummated, all investors with be entitled to the return of a pro rata portion of the deposited funds and none of the deposited securities will be issued to investors.” Please revise your disclosure to define the term “sufficient investors”. Please disclose what will occur if this newly defined term of sufficient investors does not reconfirm their investment.

Revised to disclose that investors constituting 80% of the funds raised must reconfirm their investment or all funds minus up to 10% which may be delivered to the company will be returned to the investors.

The Offering, page 7

9. We note your disclosure that all checks should be delivered to All In Blind, Inc., and that the subscription agreement indicates checks should be made payable to the company. While you may receive payment from purchasers directly, note that deposited proceeds must be in the form of checks, drafts, or money orders payable to the order of the escrow agent or trustee rather than the company. Please see Rule 419(b)(2)(ii), and revise your disclosure in the prospectus and the subscription agreement accordingly.

Revised to Underhill Securities Corp. fbo All in Blind, Inc.

Summary Financial Information, page 9

10. Please also revise your presentation of the cumulative period data to reflect the inception date of July 29, 2011 and to note that the financial information is audited.

Inception date and audited status added.

Use of Proceeds, page 16

11. Please provide a full explanation here of the amounts to be held in trust, to what extent these funds may be used by the registrant, and the specific details regarding the ability of investors to receive a return of all or a portion of their funds.

Additional detail as to use of funds added.

12. Please explain why the “working capital” line in your table equals the trust proceeds, less the 10% that may be released to the registrant. It appears that this is the amount that is not available to the registrant and may ultimately be returned to investors.

Footnote added that these numbers reflect the use of proceeds only if the reconfirmation is confirmed and in any other event the funds minus up to 10% will be fully returned to investors.

13. Revise your table to clarify the portion of the proceeds that may be used to pay corporate expenses and to investigate, select, and consummate the business combination. It appears from disclosure on page 3 that 10% of the deposited fund may be used for these purposes.

Clarification added.

14. Please explain what is meant by “total use of proceeds,” how you calculated these amounts, and the purpose of presenting them.

Revised to Total and table modified for clarity.

Dilution, page 17

15. Please explain why you are including all of the proceeds held in trust in your calculation of book value after the offering, including the portion subject to be converted to cash and returned to the investor. ASC 480-10-S99 prohibits presenting proceeds whose redemption is outside your control with permanent capital, and it appears that the amount should be deducted to arrive at net book value after the offering.

Recalculated to deduct the portion subject to be returned to investors.

16. Please expand your disclosure to show your calculation of total net tangible book value after the offering. Begin with net tangible book value before the offering, show proceeds, and other adjustments. It appears that you should deduct the proceeds held in trust that are subject to conversion to cash and return to shareholders as discussed above. Also show your calculation of the number of shares after the offering used in the denominator of your per share dilution calculation.

Calculation clarified.

Interest of Named Experts and Counsel, page 21

17. Please include the disclosure required by Item 509 of Regulation S-K for Sam Kan & Company regarding its audit of your financial statements. Please refer to Item 10 of Form S-1 for additional guidance. Please request also Sam Kan & Company to include an acknowledgement for this reference to it as an expert in accounting and auditing in its consent.

Reference to Sam Kan & Company added and noted in the consent.

Legal Proceedings, page 23

18. Clarify that the disclosures relating to legal proceedings involving your director and officer cover the past 10 years. See Item 401(f) of Regulation S-K.

Clarified that the disclosures cover 10 years.

Dividends, page 24

19. Since disclosure on page 20 states that you have no current plans to issue preferred stock, please remove the references to preferred stock in this subsection.

References removed.

Directors, Executive Officers, Promoters and Control Persons, page 27

20. For your sole director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for All In Blind, Inc. at the time that the disclosure is made in light of the business and structure of All In Blind, Inc. See Item 401(e)(1) of Regulation S-K.

Additional discussion added.

21. Disclosure in footnote (2) that All In Blind, Inc. is not engaged in any transactions with any persons or organizations considered promoters is inconsistent with disclosure on page 30 that Ms. Adri Chimberoff is the only promoter of All In Blind, Inc. Please reconcile the disclosures.

Disclosure that “other than Adri Chimberoff, the sole officer and director, All in Blind, Inc. is not engaged” added.

Certain Relationships and Related Transactions, page 30

22. Disclose the amount of the expenses involved with the incorporation of All In Blind, Inc. paid by Adri Chimberoff.

Disclosure added.

23. We note disclosures relating to a verbal agreement with Adri Chimberoff to advance to the company any additional funds which the company needs for operating capital and for costs in searching for or completing an acquisition or merger. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our “Compliance and Disclosure Interpretations” available on the Commission’s website.

Oral agreement summary added.

Report of Independent Registered Public Accounting Firm, page F-3

24. Please provide an audit report that covers the statements of operations, stockholders’ equity (deficit), and cash flows for the period July 29, 2011 (date of inception) through December 31, 2011 and for the year ended December 31, 2012 in addition to the cumulative period in the report. Please refer to Articles 2-02, 8-01, and 8-02 of Regulation S-X for guidance.

Revised audit report included.

Exhibit 99a

25. There is a reference to Great Idea Corp.’s legal counsel under vii. of “Deposit and investment of offering proceeds” that does not seem to apply to this offering. Please revise.

Reference removed.

Very truly yours,

/s/ Adri Chimberoff

Ms. Adri Chimberoff

President, Secretary, Treasurer, and Director

All In Blind, Inc.